Mail Stop 3561

January 29, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Gerald L. Salzman
  Chief Executive Officer and Chief Financial Officer
DAILY JOURNAL CORPORATION
915 East First Street
Los Angeles, California 90012

> **Re: Daily Journal Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 22, 2008**
> **File No. 0-14665**

Dear Mr. Salzman:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended September 30, 2008)

Management's Discussion and Analysis

Results of Operations, page 15

1.   To enhance an understanding of your discussion, please consider expanding the first paragraph to define and disclose that you operate in two business segments: (i) traditional business (e.g., newspaper publishing and related services), and (ii) information systems and services (i.e., the operations of Sustain Technologies, Inc. or "Sustain"). In addition, please consider providing a table that discloses the amount of revenue and pre-tax profit or income attributed to each of these segments for each period in which statements of income are provided, similar to the disclosure provided in Note 7 to the audited financial statements.

2.   Provide a discussion of the income statement revenue line item "Advertising service fees and other," as it is unclear as to which revenue generating operations or business segment these pertain. In this regard, discuss the source of the revenue and the reasons for the change in revenues during the period.

3.   See the fourth and sixth paragraphs under this heading where you refer to the impact on the change in total 'costs and expenses' and 'Sustain business segment pre-tax income' excluding (or "ignoring" or "before") the reversal of the contingent liability at Sustain in 2007. Such discussion appears to result in disclosing a non-GAAP measure of "total costs and expenses" and "pre-tax income" that excludes the fiscal year 2007 reversal of the contingent liability. In future filings, please revise the discussion to discuss the total change in financial results without excluding any special charges or credits. You may discuss the individual dollar impact that the special charges or credits had on your results of operations provided that a 'non-GAAP' total amount is not disclosed. See FR-65 for guidance.

Liquidity and Capital Resources, page 16

4.   Revise your computation of working capital to include the current liability of 'deferred subscription and other revenues,' as to not present a non-GAAP liquidity measure. You may separately discuss the impact that the current liability will have on your working capital situation, without giving effect to a non-GAAP total.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 23

5.   We note your disclosure that you transferred your investments in U.S. Treasury Notes and Bills from the "held-to-maturity" category at September 30, 2007 to the "available-for-sale" category at September 30, 2008. Please provide us with a detailed explanation as to the circumstances that led you to transfer these investments from "held-to-maturity" at September 30, 2007 to the category of "available-for-sale" at September 30, 2008. Your response should address the factors given in paragraph 8(a)-(f) of SFAS 115, and future filings should provide the disclosures required by paragraph 22 of SFAS 115.

Item 15(2). Exhibits, page 31

6.   We note that your Articles of Incorporation and Bylaws are incorporated by reference to filings made almost ten years ago. Also, contrary to the assertion in the footnotes to your exhibit index, these two exhibits did not bear the same number in the original filings. See Item 10(d) of Regulation S-K regarding documents on file for more than five years. Accordingly, in order to avoid any potential confusion, we suggest you re-file these exhibits in connection with your next Annual Report on Form 10-K.

<center>********</center>

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief